STANDARD MOTOR PRODUCTS, INC.
                            37-18 Northern Boulevard
                        Long Island City, New York 11101

                                December 2, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549

Attention:        Martin F. James, Senior Assistant Chief Accountant
                  Praveen Kartholy, Staff Accountant

                  RE:      STANDARD MOTOR PRODUCTS, INC.
                           ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 FORMS 10-Q FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005 FILE NO. 001-04743

Dear Sirs:

      On behalf of Standard Motor Products, Inc. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission contained in a letter dated November 9, 2005 in connection with the above-referenced Annual Report on Form 10-K and the above-referenced Quarterly Reports on Form 10-Q. The following responses are numbered to correspond to the Staff's numbered comments contained in the Staff's letter.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

      1.    Reports of Independent Registered Public Accounting Firm

            With respect to the Staff's previous comment 1, we note that the Staff is continuing to evaluate our response contained in our letter to the Staff of August 30, 2005.

      2.    Summary of Significant Accounting Policies--Revenue Recognition

            As we disclosed in our previous filings, we use components and cores in the remanufacturing of computerized electronics and air conditioning compressors. In connection with our remanufacturing processes of air conditioning compressors, we acquire cores from exchanges with customers or (because the cores acquired in our customer exchange program are not sufficient to meet all of our production needs) from direct purchases. With respect to computerized electronics, we are a reseller of such products and forward any core returns from customers to our vendor.

            We believe that our accounting methodologies described below follow fundamental accounting concepts of revenue recognition, inventory costing, and liability recognition and are consistent with accounting principles generally accepted in the United States of America. We advise the Staff that we will provide further disclosure in our future periodic reports regarding our accounting for cores.

o ACCOUNTING FOR CORE PURCHASES FROM BROKERS AND EXCHANGES WITH CUSTOMERS AND ACCOUNTING AND VALUATION FOR RELATED REVENUES, COST OF REVENUES AND
      INVENTORY: (dollar amounts listed below are examples only)

            With respect to the first two bullet points contained in the Staff's comment, we have combined our responses to provide an explanation of the accounting issues throughout the entire process of when we receive cores until we sell our products to our customers. The following discusses our accounting for air conditioning compressors and computerized electronics separately. As noted below, we do not recognize any revenue related to the core liability.

            Air Conditioning Compressor Cores--Customers Exchanges: The production of air conditioning compressors involves the rebuilding of used compressors, which we acquire from returns pursuant to an exchange program with customers. In order to have an exchange with customers, we first must have a previous sale to that customer. The customer provides us a deposit at the time of purchasing a compressor from us and is refunded their deposit when they send us a replacement core. The deposit is carried as a core liability on our books, and the core is placed in inventory only at the time we receive and process the core return.

            The next step is the remanufacturing of an air conditioning compressor, which begins with a core and then we apply to it additional materials, labor and overhead to create a finished good compressor. To illustrate, we could have:

                  Core Inventory (at standard cost)                $ 20
                  Direct materials, direct labor, overhead         $ 80
                                                                   ----
                  Total in finished good including core            $100

            Upon the sale of a remanufactured finished good, we invoice the customer for the sale as well as a core deposit. To illustrate, we could have:

                                                     Debit        Credit
                                                     -----        ------
                  Accounts Receivable - Sales        $150
                  Accounts Receivable - Cores        $ 30
                    Sales                                          $150
                    Core deposit liability                         $ 30


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

            At the time of the sale to our customer, we remove from inventory the cost of the total finished good including the core. To illustrate, we could have:

                                                     Debit        Credit
                                                     -----        ------
                  Cost of Sale                       $100
                     Inventory - Compressors                        $80
                     Inventory - Core                               $20

            In the future, when the customer returns the used core to us, it is recorded to inventory at our standard cost, which is updated annually by referencing the average acquisition cost of direct purchases and, at that time, we effectively refund the core deposit to the customer. Our journal entry to record the core return would be:

                                                     Debit        Credit
                                                     -----        ------
                  Core deposit liability              $30
                     Accounts Receivable - Cores                    $30

                  Core Inventory                      $20
                     Cost of Sale                                   $20

            Air Conditioning Compressor Cores--Direct Purchases: When we directly purchase air conditioning compressor cores, the cores are treated as an ordinary inventory purchase and at that time recorded to inventory at our standard cost, as described above. Only these outright arms length purchases (and not core returns under the exchange program with customers) serve as a basis to establish our standard cost. Any difference between actual purchase price and standard cost is treated as a purchase price variance; this variance is treated as a component of cost of goods sold as the inventory turns. To illustrate, we could have:

                                                     Debit        Credit
                                                     -----        ------
                  Core Inventory                      $20
                     Accounts Payable                               $20

            Thereafter, the remaining steps in the remanufacturing process are similar to the discussion described above.

            Computerized Electronics: With respect to computerized electronics, we acquire computerized electronic finished goods from a joint venture company, which remanufactures and supplies these products to us. We then resell the finished goods to our customers. We do not directly purchase cores for such computerized electronics from core brokers. However, in connection with product returns, we receive the underlying core from customers, and we forward such cores to our joint venture manufacturer.


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

            When we acquire a computerized electronic product, we are invoiced for a finished good component as well as a core deposit. For example, a purchase invoice would be detailed as follows:

                  Finished Good                                    $ 20
                  Core                                             $ 50
                                                                   ----
                  Total in finished good including core            $ 70

            Our journal entry would be:

                                                     Debit        Credit
                                                     -----        ------
                  Inventory                           $20
                  Core inventory                      $50
                     Accounts Payable                               $70

            We then sell the computerized electronic product to our customers for $30 plus the core for $50. The accounting is as follows:

                                                     Debit        Credit
                                                     -----        ------
                  Accounts Receivable               $80.00
                     Sale                                         $30.00
                     Core Inventory                               $50.00

            At the time of the sale to our customer, we remove from inventory the cost of the total finished good including the core. As noted above, the core value was removed from inventory in the above journal entry when we recorded the sale. To illustrate, we could have:

                                                     Debit        Credit
                                                     -----        ------
                  Cost of Sale                      $20.00
                     Inventory                                    $20.00

            When a customer returns a computerized electronic core to us, we in turn return it to our joint venture manufacturer with the following accounting:

                                                     Debit        Credit
                                                     -----        ------
                  Inventory                         $50.00
                     Accounts Receivable                          $50.00
                     (To account for the
                      customer's core return
                      to us.)

                                                     Debit        Credit
                                                     -----        ------
                  Accounts Payable                  $50.00
                     Inventory                                    $50.00
                     (To account for the core
                      returned to our joint
                      venture manufacturer.)


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

o     ACCOUNTING LITERATURE:

            With respect to inventory valuation, our core inventories are valued in conformity with accounting principles generally accepted in the United States of America, at the lower of cost or market. Cost is generally determined on the first-in, first-out basis.

            With respect to revenue recognition, as we do not recognize any revenue related to core activity, we believe there are no revenue recognition issues associated with the manner in which we account for cores in our remanufacturing process. Further, we conservatively recognize a core in inventory only at the time the core is actually received.

o     DESCRIPTION OF SIGNIFICANT TERMS WITH CUSTOMERS REGARDING EXCHANGES:

            The significant terms of our core exchange arrangements with our customers include the following elements:

                  a. Cores must be returned in our factory boxes with part numbers matching those included in our remanufacturing program.
                  b. Cores must be for compressors for which a core charge is listed in our current price sheet.
                  c. Cores must be free of tampering and must be fully assembled.
                  d. Cores for compressors sold complete with a clutch assembly must consist of a compressor and a clutch assembly.
                  e. Credit for core returns will be issued in the amount up to the available dollars accrued in a customer's core account (i.e., core returns cannot be greater than units purchased).
                  f. Cores returned in excess of a customer's available core account will have no monetary value, and we will generally not issue any credit to a customer.
                  g.    There is no handling charge to customer.
                  h. Returned cores will not be accepted if they are rusted, weather-beaten, water damaged, stripped or missing parts.

o QUANTIFY IMPACT OF CORE PURCHASES AND SALES ON TOTAL REVENUES, COST OF REVENUES AND INVENTORY:

            Air Conditioning Compressors: In 2004, our total air conditioning compressor gross sales were $112.8 million, of which $58.1 million were made to exchange program customers. For that period, our total air conditioning compressor cost of goods sold was $73.2 million, of which $34.3 million was to exchange program customers. In addition, in 2004 we acquired and placed in inventory $10.8 million of cores, of which $4.3 million was from customers under the exchange program.

            Computerized Electronics: In 2004, our total computerized electronics gross sales were $10.7 million, and the related cost of goods sold was $7.3 million. In addition, in 2004 we acquired and placed in inventory $7.6 million of cores.


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

      3.    Controls and Procedures

            We confirm to the Staff that our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual report. In addition, we advise the Staff that we will include similar language as stated above in our future filings.

FORMS 10-Q FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005

      4.    Controls and Procedures

            As separately discussed with the Staff, we note that our conclusion as to whether our disclosure controls and procedures were effective as of the end of the period covered by the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 is adequate. However, with respect to the Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005, we agree that our disclosure requires further clarification. Accordingly, we will file an amended Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005 to clarify that our principal executive officer and principal financial officer concluded that, as of the end of the period covered by the applicable report, our disclosure controls and procedures needed improvement and were not effective at a reasonable assurance level.

      5.    Controls and Procedures

            As separately discussed with the Staff, we note that further disclosure regarding the design of our disclosure controls procedures is not necessary with respect to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. However, with respect to the Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005, we agree that our disclosure requires further clarification. Accordingly, we will file an amended Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005 to clarify that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their desired control objectives.

      As discussed with the Staff, we will file our amended Forms 10-Q for the quarters ended June 30, 2005 and September 30, 2005 promptly following the resolution of all outstanding issues contained in the SEC comment letters.

      Please contact the undersigned at 718-392-0200 or Carmine Broccole at 718-316-4940, if you have any questions regarding this matter.

                                                 Very truly yours,


                                                 /s/ James J. Burke
                                                 Chief Financial Officer
                                                 Vice President, Finance


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